SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that it received on September 24, 2018, from the CVM, the Official Letter No. 357/2018/CVM/SEP/GEA-1, requesting clarifications regarding the news published in the newspaper “Valor Econômico”, Companies section, under the heading: “Eletrobras plans to sell part of Eletronuclear to foreign group”, which includes the information transcribed at the end of this annoucement.

In view of the aforementioned letter, we clarified that it was created by the Federal Government, as provided for in CNPE Resolution No. 7, dated June 5, 2018, published on July 18, 2018 in the Official Gazette of the Federal Government, to present proposals regarding the viability of Nuclear Plant of Angra 3, belonging to the subsidiary Eletrobras Termonuclear SA ("Eletronuclear"), which concluded its work report. As it is a preparatory act of public policy that will still be submitted to the appreciation of the National Council of Energy Policy - CNPE, which will decide on the matter, at the moment, its content is still reserved.

Eletrobras will keep the market informed about the subject matter of this Market Announcement.

Rio de Janeiro, September 24, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Free translation

Official Letter No. 357/2018/CVM/SEP/GEA-1

Rio de Janeiro, September 24, 2018.

“Subject: Request for clarification on news.

Mr Director

1.    In reference to the news published on this date, in Valor Econômico newspaper, Companies section, under the heading: “Eletrobras plans to sell part of Eletronuclear to foreign group”  which includes the following statements:

Eletrobras is moving towards the end of the year, if everything goes as expected by the state-owned company, with the debt under control and outside the energy distribution segment. An obstacle to be overcome, for which there is still no definite solution, is the completion of the works at the Angra 3 nuclear plant in Rio de Janeiro, which still requires investments estimated at R$ 17 billion to be completed. The state company evaluates to assign a stake in Eletronuclear to a foreign group, which will be responsible for making contributions in the company and finalizing the venture. The Brazilian electricity company, however, will remain as the parent company of the subsidiary. The idea is to launch an international competition to attract members in the coming months, before the start of the next government.

The possibility of receiving a partner at Eletronuclear is one of two alternatives being studied by the working group created by the National Energy Policy Council (CNPE) to analyze the resumption of work on the third Brazilian nuclear power plant. The other alternative, already known in the market, would be for the foreign company to enter as a partner specifically in Angra 3, providing the necessary resources for the conclusion of the plant. But the thermonuclear operation would remain in the hands of Eletronuclear.

According to Wilson Ferreira Júnior, president of Eletrobras - the parent company of Eletronuclear, the CNPE is expected to meet later this month to decide on the solution that will be taken to resume work on Angra 3, which has already consumed R$ 13 billion. The working group delivered the final report on the topic earlier this week.

"We expect to have a meeting this month at CNPE where there will be a debate on the tariff [of Angra 3], and with this tariff, we will go out with an incumbency to make international competition to select a partner," said Ferreira Júnior, in a exclusive interview with Valor, at the state-owned electric company's headquarters in Rio.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Among the main interested parties in the business, the newspapaer Valor found that they are the Russian Rosatom, the Chinese CNNC and the Franco-Japanese consortium EDF/Mitsubishi.

2.    In this regard, we request a statement from the company regarding the veracity of the news and, if so, explain the reasons why it was not considered a material fact, as well as comment on other information considered important on the subject.

3.    Such manifestation shall occur through the Empresa.net System, category: Notice to the Market, type: Clarification on CVM/B3 inquiries, subject: News Published in the Media, which should include the transcription of this letter.

4.    We would like to point out that, according to the Superintendence of Corporate Relations, in the use of its legal attributions, and based on item II of article 9, Law 6,385/76, and CVM Instruction 452/07, of a fine of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirement contained in this letter, sent exclusively by e-mail, up to September 25, 2018, provided for in the sole paragraph of article 6 of CVM Instruction 358/02.”

                    Regards,

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.